

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2024

Nathan D. DeBacker
Chief Financial Officer
CIM Real Estate Finance Trust, Inc.
2398 East Camelback Road, 4th Floor
Phoenix, AZ 85016

> **Re: CIM Real Estate Finance Trust, Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **File No. 000-54939**

Dear Nathan D. DeBacker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction